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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

U.S. Air Force Adds Six More A-29 Aircraft to

A-29 Afghanistan Program Fleet

SPARKS, Nev. (October 25, 2017) – Sierra Nevada Corporation (SNC) and its partner Embraer Defense & Security have received orders from the U.S. Air Force’s (USAF) A-29 Afghanistan Program for six more A-29 Super Tucano aircraft. The A-29 is used to conduct advanced flight training, aerial reconnaissance, and other A-29 Afghanistan Program operations. Production of these six new aircraft is to start immediately in Jacksonville, Florida and brings to 26 the total number of aircraft provided to the Program.

“We believe this decision demonstrates that the A-29 Super Tucano is the best aircraft for close air support operations, as well as the most proven, reliable and cost-effective solution for counterinsurgency and irregular warfare scenarios,” said Jackson Schneider, president and CEO of Embraer Defense & Security. “We are honored to continue to support the U.S. Government in this critical mission.”

To date, the A-29 Super Tucano has been selected by 13 air forces worldwide and holds an excellent performance record: over 320,000 flight hours and 40,000 combat hours. With more than 150 certified load configurations, it is equipped with advanced electronic, electro-optic, infrared and laser system technologies, as well as secure radio systems with data links and unrivalled munitions capacity. The A-29 is the only aircraft of its type with a USAF military type certificate, resulting in both cost and time savings, and a smooth transition into program operations.

“We are proud to continue our support of the Air Force’s A-29 Afghanistan Program as it is not only a testament to the capability of the A-29 aircraft, but also to its ease of operation and cost effectiveness,” said Taco Gilbert, senior vice president for SNC’s ISR business area. “There is no other aircraft like the A-29 in its ability to provide flight training, light attack, and combat pilot seasoning. Its continued demand demonstrates its value to air forces the world over.”

The A-29 has been active in Afghanistan since early 2016. Its ability to operate in rugged terrain, extreme climates, and austere locations with a small operational and maintenance footprint has resulted in successful operations from at least four bases in-country. SNC, together with Embraer, developed and delivered the light attack capability from program start to combat capability in just three years, including all supporting equipment and training systems.

To learn more about the A-29 Super Tucano visit BuiltForTheMission.com.

About Sierra Nevada Corporation

Recognized as one of “The World’s Top 10 Most Innovative Companies in Space,” Sierra Nevada Corporation (SNC) provides customer-focused advanced technology solutions in the areas of space, aviation, electronics and systems integration. SNC’s diverse technologies are used in applications including space exploration and satellites, aircraft integrations, navigation and guidance systems, threat detection and security, scientific research and infrastructure protection. SNC operates under the leadership of owners, CEO Fatih Ozmen and President Eren Ozmen, with a workforce of more than 3,000 personnel in 34 locations in 19 U.S. states, England, Germany and Turkey providing global support to customers.

About Embraer Defense & Security

Leader in the aerospace and defense industry of Latin America, Embraer Defense & Security offers a complete line of integrated solutions such as C4I (Command, Control, Communication, Computers and Intelligence Center) applications, leading edge technologies in the production of radars, advanced information, air traffic control and communication systems, integrated systems for border monitoring and surveillance, as well as military and government transportation aircraft. With a growing presence on the global market, Embraer Defense & Security products are present in more than 60 countries.

Sierra Nevada Corporation

444 Salomon Circle

Sparks, Nevada 89434-9651

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer